       PRELIMINARY COPY--SUBJECT TO COMPLETION, DATED MAY 28, 1997

                                 SCHEDULE 14A
                                (RULE 14a-101)

                    INFORMATION REQUIRED IN PROXY STATEMENT

                           SCHEDULE 14A INFORMATION
               PROXY STATEMENT PURSUANT TO SECTION 14(a) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

Filed by the Registrant [_]
Filed by Party other than the Registrant [X]
Check the appropriate box:
                                             [_] Confidential, for Use of the
  [X] Preliminary Proxy Statement                Commission Only (as permitted
                                                 by Rule 14a-6(e)(2))
  [_] Definitive Proxy Statement
  [_] Definitive Additional Materials
  [_] Soliciting Material Pursuant to
      Rule 14a-11(c) or Rule 14a-12

                      GREAT WESTERN FINANCIAL CORPORATION
               (NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                           H. F. AHMANSON & COMPANY
                  (NAME OF PERSON(S) FILING PROXY STATEMENT,
                         IF OTHER THAN THE REGISTRANT)

Payment of filing fee (Check the appropriate box):

  [X] No fee required.

  [_] Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

    (1) Title of each class of securities to which transaction applies:

    (2) Aggregate number of securities to which transaction applies:

    (3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

    (4) Proposed maximum aggregate value of transaction:

    (5) Total fee paid:

  [_] Fee paid previously with preliminary materials.

  [_] Check box if any part of the fee is offset as provided by Exchange Act
      Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

    (1) Amount previously paid:

    (2) Form, Schedule or Registration Statement no.:

    (3) Filing Party:

    (4) Date Filed:

        PRELIMINARY COPY--SUBJECT TO COMPLETION, DATED MAY 28, 1997


                   [LETTERHEAD OF H. F. AHMANSON & COMPANY]

                                                               May   , 1997

Dear Great Western Financial Corporation Stockholder:

  Both H. F. Ahmanson & Company and Washington Mutual, Inc. have presented merger proposals to Great Western. The Great Western Board has remained committed to the Washington Mutual merger proposal and has refused to enter into discussions with Ahmanson even though the Ahmanson proposal has had a higher implied market value than the Washington Mutual proposal on each and every trading day since it was announced on March 17, 1997 (other than April 4, April 7, May 16, May 19, May 21, May 22, May 23 and May 27). In addition, over the two longer term (one-year and three-year) periods used by Great Western's own financial advisors, the implied average market value of the Ahmanson proposal has exceeded that of the Washington Mutual proposal by 3% and 15%, respectively. We believe that the Ahmanson proposal will provide superior value to the Great Western stockholders.

  You can preserve your opportunity to receive this superior value from Ahmanson only if you reject the Washington Mutual merger proposal at the Special Meeting scheduled by the Great Western Board for June 13, 1997. In considering your vote you should remember that: (i) the Great Western Board entered into discussions with Washington Mutual, but not with Ahmanson; (ii) the Great Western Board provided information to Washington Mutual, but not to Ahmanson; (iii) the Great Western board rejected Ahmanson's proposal for an evaluation of the two proposals by an independent investment banker; (iv) the Great Western Board has taken numerous actions which in our view hindered and delayed the stockholders from expressing their views on the Ahmanson proposal; and (v) the Great Western directors are recipients of an extraordinary program of preferential loans involving millions of dollars. Are these the actions of a board committed to the best interests of the Great Western stockholders?

             DO NOT SUPPORT THE INFERIOR WASHINGTON MUTUAL PROPOSAL

  Ahmanson is offering to acquire Great Western Financial Corporation in a tax-free exchange of at least 1.10 and as much as 1.20 shares of Ahmanson Common Stock for each share of Great Western Common Stock. The exact exchange ratio would be determined by dividing $50 by the average closing price of Ahmanson Common Stock during the 20 trading days ending on the third trading day prior to the expiration date of the exchange offer, subject to a minimum ratio of
1.10 (which would apply when such average closing price is $45.45 or above) and a maximum ratio of 1.20 (which would apply when such average closing price is $41.67 or below). On all of the trading days since March 17, 1997, with the exception of May 20, 1997 on which the closing price of Ahmanson Common Stock was $42.25, the closing price of Ahmanson Common Stock on the NYSE has been lower than $41.67. As a result, the exchange ratio would have been 1.20 if it had been determined during such period. Based on the closing price of the Ahmanson Common Stock on May 27, 1997 ($39.625) and assuming the average closing price of the Ahmanson Common Stock during the averaging period for the exchange offer is equal to such closing price, the exchange ratio would be 1.20 and Ahmanson's offer would have an implied market value of $47.55 per Great Western share. The implied market value of Washington Mutual's proposal on May 27, 1997 was $48.49. Based on the closing prices for the period from the date of announcement of the Ahmanson proposal through May 27, 1997, the implied market value of the Ahmanson proposal exceeded that of the Washington Mutual proposal by an average of 2.2%.

        PRESERVE YOUR OPPORTUNITY TO ACCEPT THE AHMANSON ALTERNATIVE
                   VOTE AGAINST THE WASHINGTON MUTUAL MERGER

  Ahmanson cannot complete its exchange offer if the Great Western stockholders approve the Washington Mutual merger. Thus, Ahmanson urges you to vote against the Washington Mutual merger and preserve your opportunity to accept Ahmanson's exchange offer.

  We urge you to take advantage of this opportunity to express your views and vote AGAINST the Washington Mutual merger by signing, dating and returning the enclosed PINK proxy card today.

                                          Sincerely,

                                          /s/ Charles R. Rinehart
                                          _____________________________________
                                          Charles R. Rinehart
                                          Chairman and Chief
                                           Executive Officer

                            YOUR PROXY IS IMPORTANT

Only stockholders of record on May 9, 1997 are entitled to vote. Thus:

1. If your shares of Great Western Common Stock are held in your own name, please mark, sign, date and return the enclosed PINK proxy card in the postage-paid envelope provided.

2. If your shares of Great Western Common Stock are held in the name of a brokerage firm, bank, nominee or other institution, only it can vote with respect to your shares of Great Western Common Stock and only upon receipt of your specific instructions. Accordingly, you should contact the person responsible for your account and give instructions for a PINK proxy card to be signed representing the shares of Great Western Common Stock beneficially owned by you. You are urged to ensure that the record holder of your shares of Great Western Common Stock marks, signs, dates and returns the enclosed PINK proxy card as soon as possible.

3. You are further urged to confirm in writing any instructions given to your broker or bank and provide a copy of those instructions to H. F. Ahmanson & Company in care of MacKenzie Partners, Inc. so that Ahmanson may also attempt to ensure that such instructions are followed.

If you have any questions or require any assistance in completing your proxy card, please call:
                      [LOGO OF MACKENZIE PARTNERS, INC.]
                               156 Fifth Avenue
                           New York, New York 10010
                         (212) 929-5500 (call collect)
                                      or
                        CALL TOLL-FREE: (800) 322-2888

       PRELIMINARY COPY--SUBJECT TO COMPLETION, DATED MAY 28, 1997

                        SPECIAL MEETING OF STOCKHOLDERS
                                      OF
                      GREAT WESTERN FINANCIAL CORPORATION

                        RELATING TO THE PROPOSED MERGER
                         WITH WASHINGTON MUTUAL, INC.

                               ----------------

                                PROXY STATEMENT
                                      OF
                           H. F. AHMANSON & COMPANY

                               ----------------

                                 INTRODUCTION

  This Proxy Statement and the accompanying PINK proxy card are furnished in connection with the solicitation of proxies by H. F. Ahmanson & Company ("Ahmanson"), to be used at the Special Meeting of Stockholders of Great Western Financial Corporation ("Great Western" or "GWF") to be held on Friday, June 13, 1997 at GWF's Employee Center at 19809 Prairie Street, Chatsworth, California 91311 at 10:00 a.m. local time, and any adjournments, postponements or reschedulings thereof (the "Special Meeting").

  At the Special Meeting, the holders of record of GWF Common Stock on May 9, 1997, will be voting on whether to approve and adopt the Agreement and Plan of Merger relating to a proposed merger between GWF and Washington Mutual, Inc. ("Washington Mutual" or "WaMu"). If the Great Western stockholders approve the GWF/WaMu merger, they will relinquish the opportunity to accept the Ahmanson exchange offer, which in Ahmanson's view provides superior value. HOLDERS OF GWF COMMON STOCK ARE URGED TO MARK, SIGN, DATE AND RETURN THE ENCLOSED PINK PROXY CARD TO VOTE AGAINST THE PROPOSED GWF/WAMU MERGER IN ORDER FOR AHMANSON'S EXCHANGE OFFER TO PROCEED.

  This proxy solicitation is being conducted separately from (i) the solicitation of written consents from GWF stockholders to various proposals previously conducted by Ahmanson (the results of which are set forth in Annex A hereto), (ii) the proxy solicitation in connection with the 1997 Annual Meeting of Stockholders of GWF currently being conducted by Ahmanson (a description of which is set forth in Annex B hereto) and (iii) the exchange offer announced by Ahmanson (described below).

  This proxy statement does not constitute an offer to exchange shares of GWF Common Stock. Such offer will only be made pursuant to the registration statement relating to the exchange offer described herein.

                                  BACKGROUND

  On February 17, 1997, Ahmanson submitted a written proposal to GWF for a tax-free merger of the two companies (the "Original Proposal") pursuant to which each outstanding share of GWF Common Stock (a "GWF Share") would be converted into 1.05 shares of Ahmanson Common Stock. GWF refused to enter into any discussions with Ahmanson about the Original Proposal. Instead, on March 6, 1997, GWF announced that it had entered into a merger agreement with WaMu providing for a tax-free merger pursuant to which each outstanding GWF Share would be converted into 0.90 shares of WaMu Common Stock. On March 17, 1997, Ahmanson submitted an enhanced proposal (the "Ahmanson Merger Proposal") to GWF for a merger of the two companies (the "Proposed Merger") pursuant to which each outstanding GWF Share would be converted into between 1.10 and 1.20 shares of Ahmanson Common Stock. The GWF Board has remained committed to the GWF/WaMu merger proposal and has refused to enter into discussions with Ahmanson even though the Ahmanson proposal has had a higher implied market value than the GWF/WaMu merger proposal on each and every trading day since it was announced on March 17, 1997 (other than April 4, April 7, May 16, May 19, May 21, May 22, May 23 and May 27). Based on the closing prices for the period from the date of announcement of the Ahmanson proposal through May 27, 1997, the implied market value of the Ahmanson proposal exceeded that of the GWF/WaMu merger proposal by an average of 2.2%. Moreover, over the two longer term (one-year and three-year) periods used by GWF's own financial advisors, the implied market value of the Ahmanson proposal has exceeded that of the GWF/WaMu merger proposal by 3% and 15%, respectively.

  On May 12, 1997, Ahmanson announced its intention to commence an offer to GWF stockholders (the "Exchange Offer"), subject to certain conditions, to exchange each outstanding GWF Share for between 1.10 and 1.20 shares of Ahmanson Common Stock, with the exact exchange ratio (the "Exchange Ratio") to be determined by dividing $50 by the average closing price of Ahmanson Common Stock on the New York Stock Exchange (the "NYSE") during the 20 trading days ending on the third trading day prior to the expiration of the Exchange Offer (such 20-day period, the "Averaging Period"), subject to a minimum ratio of 1.10 (which would apply when such average closing price is $45.45 or above) and a maximum ratio of 1.20 (which would apply when such average closing price is $41.67 or below). On all of the trading days since March 17, 1997, with the exception of May 20, 1997 on which the closing price of Ahmanson Common Stock was $42.25, the closing price of Ahmanson Common Stock on the NYSE has been lower than $41.67. As a result, the Exchange Ratio would have been 1.20 if it had been determined during such period. Ahmanson intends to commence the Exchange Offer the day the Registration Statement therefor is declared effective. Ahmanson would intend, promptly after consummation of the Exchange Offer, to seek to have GWF consummate a merger with Ahmanson in which GWF Shares would be converted into shares of Ahmanson Common Stock at the Exchange Ratio.

  Based on the closing price of the Ahmanson Common Stock on May 27, 1997 (and assuming the average closing price of the Ahmanson Common Stock on the NYSE during the Averaging Period is equal to such closing price), the Exchange Ratio would be 1.20 and the Exchange Offer would have an implied market value of $47.55 per GWF Share. The implied market value of the WaMu proposal on May 27, 1997 was $48.49. Based on the closing prices for the period from the date of announcement of the Ahmanson proposal through May 27, 1997, the implied market value of the Ahmanson proposal exceeded that of the GWF/WaMu merger proposal by an average of 2.2%. Changes in the market price of the Ahmanson Common Stock before the date the GWF Shares are accepted for exchange would affect the number of shares or the market value of Ahmanson Common Stock to be received in the Exchange Offer in exchange for GWF Shares.

  The following table sets forth the Exchange Ratio and implied market value per GWF Share that would result from the Exchange Offer over a range of market prices for Ahmanson Common Stock from $32.00 to $46.00 per share (assuming for each indicated market price of Ahmanson Common Stock that the average closing price of Ahmanson Common Stock during the Averaging Period is equal to such market price):

       MARKET PRICE                                                        IMPLIED MARKET
       PER SHARE OF                                                      VALUE OF AHMANSON'S
         AHMANSON                   EXCHANGE                                  PROPOSAL
       COMMON STOCK                  RATIO                                  PER GWF SHARE
       ------------                 --------                             -------------------
       $32.00                        1.200                                     $38.40
        33.00                        1.200                                      39.60
        34.00                        1.200                                      40.80
        35.00                        1.200                                      42.00
        36.00                        1.200                                      43.20
        37.00                        1.200                                      44.40
        38.00                        1.200                                      45.60
        39.00                        1.200                                      46.80
        40.00                        1.200                                      48.00
        41.00                        1.200                                      49.20
        41.67                        1.200                                      50.00
        42.00                        1.190                                      50.00
        43.00                        1.163                                      50.00
        44.00                        1.136                                      50.00
        45.00                        1.111                                      50.00
        45.45                        1.100                                      50.00
        46.00                        1.100                                      50.60

                        CHOICE BEFORE GWF STOCKHOLDERS

  As described above, Ahmanson has presented the stockholders of GWF with a credible, viable alternative to the WaMu proposal. Nevertheless, the Great Western Board has granted the WaMu proposal highly preferential treatment, by entering into discussions with WaMu, but not with Ahmanson; providing information to WaMu, but not to Ahmanson; providing a lock-up to WaMu; and arguing to the regulators that the Ahmanson application should be denied or delayed. The GWF Board has remained committed to the GWF/WaMu merger proposal and has refused to enter into discussions with Ahmanson.

  The Special Meeting gives the Great Western stockholders the opportunity to express their views on the relative merits of the Ahmanson and WaMu proposals. For the reasons set forth below, we believe that the Ahmanson proposal provides superior value to the Great Western stockholders.

                      POSITION OF THE GREAT WESTERN BOARD

  The Great Western Board has described itself as "committed" to the WaMu merger. We believe that this commitment has improperly superseded the Board's obligation to maximize value for its stockholders. Would a board truly committed to the best interests of its stockholders treat both bidders on equal terms and encourage both bidders or would it take the following actions with respect to two competing proposals:

  .Negotiate with one bidder, but not the other.

  .Provide material information to one bidder, but not the other.

  .Seek to block or delay regulatory approvals for one bidder, but not the other.

  .Publicly criticize one bidder and urge it to terminate its bid.

  . Take numerous actions that we believe hindered and delayed the ability of the stockholders to express their own views.

  In addition, the vote for directors enables Great Western stockholders to send a powerful message on the issue of self-entrenchment. The Great Western Board has taken the extraordinary action of awarding itself highly preferential loans averaging well over $1,000,000 per director. Based on the advice of Ahmanson's counsel and a review of proxy statements for other large thrifts, Ahmanson believes that a preferential loan program of this sort for outside directors is highly unusual (and perhaps unique) among major banks and thrifts and their holding companies.

  In addition, the Great Western Board has provided executive management with costly change in control compensation packages.

                 COMPARISON OF THE AHMANSON AND WAMU PROPOSALS

  Ahmanson believes that its proposal is superior to the proposed GWF/WaMu merger proposal in virtually every relevant respect:

 Implied Market Values............  The Ahmanson proposal has had a higher implied market value on each and every
                                    trading day since it was announced on March
                                    17, 1997 (other than April 4, April 7, May
                                    16, May 19, May 21, May 22, May 23 and May
                                    27). Based on the closing prices for the
                                    period from the date of announcement of the
                                    Ahmanson proposal through May 27, 1997, the
                                    implied market value of the Ahmanson
                                    proposal exceeded that of the GWF/WaMu
                                    merger proposal by an average of 2.2%.
 Long-Term Historical Implied
  Market Values...................  The Ahmanson proposal has had a higher implied average market value for the longer
                                    term (one-year and three-year) periods used
                                    by GWF's own financial advisers (3% and
                                    15%).
 Credibility of Projections.......  The WaMu projections are based on simultaneous significant revenue
                                    enhancements and cost savings that Ahmanson
                                    does not believe are achievable.
 Comparison of Projections to
  Other Transactions..............  Although WaMu has argued that no other transaction can be relevant with respect to
                                    projections, the WaMu projections in
                                    relation to GWF's net income (130% of GWF's
                                    1996 "core" net income) far exceed those in
                                    any other major transaction.

 Market Position..................  An Ahmanson-GWF entity will have a far stronger market position in both California
                                    and Florida than a WaMu-GWF entity.
 Interest Rate Risk...............  Ahmanson believes that its exposure to interest rate risk is less than WaMu's
                                    exposure because its balance sheet holds
                                    fewer fixed rate assets (5% as compared
                                    with 24% for WaMu at March 31, 1997) and is
                                    less reliant on wholesale funding (24% as
                                    compared with 43% for WaMu at March 31,
                                    1997). In addition, Ahmanson believes that
                                    WaMu will create additional interest rate
                                    risk by its program of increased mortgage
                                    and other loans funded by wholesale
                                    liabilities. WaMu's interest margin has
                                    declined almost 150 basis points since
                                    1992.
 Ability to Obtain Cost Savings...  Ahmanson has substantially greater geographic overlap, with about twice as
                                    many branches in the same market and
                                    headquarters in close geographic proximity.
 Capital Leveraging: Interest Rate
  and Credit Risk.................  Ahmanson intends to maintain its capital leverage at current levels through a stock
                                    repurchase program described below under
                                    the heading H.F. Ahmanson & Company. WaMu
                                    proposes to leverage its balance sheet with
                                    additional loans, which create greater
                                    credit risk and interest rate risk.
 Ownership by GWF Stockholders in
  the Combined Entity.............  With Ahmanson--62%; with WaMu--50%. (GWF will be considered the acquired company in
                                    both transactions).
 Multiple Integrations Risk.......  WaMu will be attempting to grow by 400%
                                    through acquisitions in one year.

  AHMANSON URGES YOU TO MARK, SIGN, DATE AND RETURN THE ENCLOSED PINK PROXY CARD TO VOTE AGAINST THE GWF/WAMU MERGER.

  AHMANSON URGES YOU NOT TO SIGN ANY PROXY CARD SENT TO YOU BY GWF. IF YOU HAVE ALREADY DONE SO, YOU MAY REVOKE YOUR PROXY BY DELIVERING A WRITTEN NOTICE OF REVOCATION OR A SUBSEQUENTLY DATED PROXY CARD FOR THE SPECIAL MEETING TO AHMANSON, C/O MACKENZIE PARTNERS, INC., OR TO THE SECRETARY OF GWF, OR BY VOTING IN PERSON AT THE SPECIAL MEETING. SEE "PROXY PROCEDURES" BELOW.

  GWF has scheduled the Special Meeting for June 13, 1997, with a record date for shares entitled to vote of May 9, 1997 (the "Record Date"). Stockholders of record at the close of business on the Record Date will be entitled to one vote at the Special Meeting for each GWF Share held on the Record Date. As of the Record Date, there were approximately 137,922,037 GWF Shares issued and outstanding. Ahmanson holds an aggregate of 3,560,500 GWF Shares, which represents approximately 2.6% of the GWF Shares outstanding. Ahmanson intends to vote such GWF Shares against the GWF/WaMu merger.

  Pursuant to Delaware law, the affirmative vote of the holders of a majority of the shares of GWF Common Stock entitled to vote at the Special Meeting is required to approve the GWF/WaMu merger proposal.

  Ahmanson is challenging the validity of the Special Meeting date and the corresponding record date set by the GWF Board through litigation filed in the Chancery Court in Delaware and is requesting a Special Meeting date that is at least six weeks following the certification of the election of the Class II Directors at the 1997 Annual Meeting of GWF stockholders also scheduled for June 13, 1997.

                               ----------------

  This Proxy Statement and the PINK Special Meeting proxy card are first being
furnished to GWF stockholders on or about May   , 1997. The principal
executive offices of Great Western Financial Corporation are located at 9200 Oakdale Avenue, Chatsworth, California 91311.

                            YOUR PROXY IS IMPORTANT

Only stockholders of record on the record date for the Special Meeting are entitled to vote. Thus:

1. If your shares of Great Western Common Stock are held in your own name, please mark, sign, date and return the enclosed PINK proxy card in the postage-paid envelope provided.

2. If your shares of Great Western Common Stock are held in the name of a brokerage firm, bank, nominee or other institution, only it can vote with respect to your shares of Great Western Common Stock and only upon receipt of your specific instructions. Accordingly, you should contact the person responsible for your account and give instructions for a PINK proxy card to be signed representing the shares of Great Western Common Stock beneficially owned by you. You are urged to ensure that the record holder of your shares of Great Western Common Stock marks, signs, dates and returns the enclosed PINK proxy card as soon as possible.

3. You are further urged to confirm in writing any instructions given to your broker or bank and provide a copy of those instructions to H. F. Ahmanson & Company in care of MacKenzie Partners, Inc. so that Ahmanson may also attempt to ensure that such instructions are followed.

If you have any questions or require any assistance in completing your proxy card, please call:
                      [LOGO OF MACKENZIE PARTNERS, INC.]
                               156 Fifth Avenue
                           New York, New York 10010
                         (212) 929-5500 (call collect)
                                      or
                        CALL TOLL-FREE: (800) 322-2888

              THE AHMANSON EXCHANGE OFFER PROVIDES AN OPPORTUNITY
                         TO MAXIMIZE STOCKHOLDER VALUE

  On a number of occasions prior to 1996, the current and predecessor chief executive officers of Ahmanson and GWF have informally discussed the possibility of a merger of the two companies, although no agreements, arrangements or understandings resulted from such discussions. These discussions took place against the background of a rapidly changing banking industry undergoing substantial consolidation, primarily as a result of increased competition and a need to reduce costs through economies of scale. In addition, Ahmanson believes that in recent years, the two companies have been pursuing compatible business strategies. Both Ahmanson and GWF have initiated a change in focus away from the traditional business of savings institutions toward consumer banking services and fee-based income. In addition, both Ahmanson and, until announcement of the proposed GWF/WaMu merger, GWF have pursued a strategy of branch acquisitions in selected "core" markets and branch divestitures in non-core markets and have engaged in active capital management through stock repurchases (GWF suspended its stock repurchase program upon announcement of its proposed merger with WaMu).

  In light of the foregoing, on February 17, 1997, Charles R. Rinehart, Chairman of the Board and Chief Executive Officer of Ahmanson, contacted John
F. Maher, President and Chief Executive Officer, of GWF and delivered to him a written proposal for a tax-free merger of the two companies pursuant to which each outstanding GWF Share would be converted into 1.05 shares of Ahmanson Common Stock. GWF did not respond to this proposal and did not hold any discussions with Ahmanson, but entered into negotiations with WaMu and one other party. On March 5, 1997, GWF entered into a merger agreement with WaMu providing for a tax-free merger pursuant to which each outstanding share of GWF Common Stock would be converted into 0.90 shares of WaMu Common Stock.

  On March 17, 1997, Ahmanson submitted the enhanced Ahmanson Merger Proposal. On May 12, 1997, Ahmanson announced its intention to commence the Exchange Offer. Ahmanson intends to commence the Exchange Offer on the day the Registration Statement therefor is declared effective.

  Based on the closing price of the Ahmanson Common Stock on the NYSE on May 27, 1997 ($39.625), and assuming the average closing price of the Ahmanson Common Stock on the NYSE during the Averaging Period is equal to such closing price, the Exchange Ratio would be 1.20 and the Exchange Offer would have an implied market value of $47.55 per GWF Share. The implied market value of the WaMu proposal on May 27, 1997 was $48.49. Based on the closing prices for the period from the date of announcement of the Ahmanson proposal through May 27, 1997, the implied market value of the Ahmanson proposal exceeded that of the GWF/WaMu merger proposal by an average of 2.2%. Changes in the market price of Ahmanson Common Stock before the date the GWF shares would be accepted for exchange would affect the number of shares or the market value of Ahmanson Common Stock to be received in the Exchange Offer in exchange for GWF Shares.

  Ahmanson believes that a combination with GWF represents a unique and compelling opportunity to enhance value for stockholders of both Ahmanson and GWF, allowing the combined company to realize substantial cost savings while enhancing its competitive position in its major markets, generating enhanced revenues and providing improved services and products to its customers. Specifically, Ahmanson believes that a merger of the two companies would (a) result in accretion to cash earnings per share (i.e., reported earnings before amortization of intangibles) of 8% in 1998 and 21% in 1999, and accretion to reported earnings per share of 2% for 1999, (assuming the maximum Exchange Ratio of 1.20), and accretion to cash earnings per share of 14% in 1998 and 27% in 1999 and accretion to reported earnings per share of 6% in 1999 (assuming the minimum Exchange Ratio of 1.10), (b) allow the combined company to realize cost savings estimated at approximately $450 million per year (Ahmanson expects to be able to achieve substantially all of such annual savings within 15 months after closing the Proposed Merger), (c) enhance the combined company's competitive position in its major markets in California, where the combined company would rank third (with about $50 billion in deposits), and in Florida, where the combined company would rank fifth (with about $10 billion in deposits), (d) generate enhanced revenues for the combined company of at least $50 million annually by 1998 and (e) provide additional scale in key business lines (mortgage lending, loan servicing, consumer and small business lending and investment services). Based on the advice of Sullivan & Cromwell, special counsel to

Ahmanson, as well as Ahmanson's experience in obtaining approvals for other transactions, Ahmanson believes that it will be able to obtain the regulatory approvals required for the Exchange Offer on a timely basis and without imposition of any condition that would have a material adverse effect on the combined company. Ahmanson was notified on May 20, 1997 by the Office of Thrift Supervision that its application has been deemed complete. Ahmanson further believes that its projections are more credible than those of WaMu and that a combined Ahmanson-GWF entity would have a stronger market position in its core markets (California and Florida) and a lower interest rate risk than a WaMu-GWF entity.

  Ahmanson believes that the GWF Board (who collectively own beneficially less than 1.5% and appear to actually own less than 0.4% of the GWF Common Stock) should not deprive GWF's stockholders of the opportunity to consider Ahmanson's exchange offer along with the proposed GWF/WaMu merger. GWF has characterized the incumbent GWF directors as "independent". The GWF Board has remained committed to the GWF/WaMu merger proposal and has refused to enter into discussions with Ahmanson even though the Ahmanson proposal has had a higher implied market value than the GWF/WaMu merger proposal on each and every trading day since it was announced on March 17, 1997 (other than April 4, April 7, May 16, May 19, May 21, May 22, May 23 and May 27). Based on the closing prices for the period from the date of announcement of the Ahmanson proposal through May 27, 1997, the implied market value of the Ahmanson proposal exceeded that of the GWF/WaMu merger proposal by an average of 2.2%. In addition, all but one of these directors have very large home mortgage loans from GWF, ranging in amount from over $500,000 to almost $2,500,000, at highly preferential interest rates which represent a discount of approximately one-third from market rates. Based on the advice of Ahmanson's counsel and a review of proxy statements for other large thrifts, Ahmanson believes that a preferential loan program of this sort for outside directors is highly unusual (and perhaps unique) among major banks and thrifts and their holding companies.

  If GWF's stockholders do not approve the GWF/WaMu merger agreement, Ahmanson believes that at that point (and in light of the GWF stockholders' ability, if necessary, to adopt a by-law accelerating the next annual meeting of GWF stockholders to January 2, 1998 and to elect a majority of the Board of Directors, including those to be elected at the Annual Meeting, by that date), the GWF Board would respect the vote of GWF's stockholders and remove the obstacles it is maintaining to Ahmanson's exchange offer. Ahmanson also intends to pursue its currently pending litigation in order to remove those obstacles.

  Ahmanson continues to seek to enter into a negotiated merger agreement with GWF based on the Ahmanson Merger Proposal submitted to the GWF Board on March 17, 1997, which proposed a merger of Ahmanson and GWF pursuant to which GWF Shares would be converted into shares of Ahmanson Common Stock at an exchange ratio identical to the Exchange Ratio for the Exchange Offer, except that the exchange ratio in the Ahmanson Merger Proposal would be determined based on an average closing price for Ahmanson Common Stock on the 20 trading days preceding the approval of the proposed merger by the Office of Thrift Supervision (the "OTS") (rather than 20 trading days ending on the third trading day prior to the Expiration Date, as in the case of the Exchange Offer). Ahmanson reserves the right to amend the Exchange Offer, including upon entering into a merger agreement with GWF, or to negotiate a merger agreement with GWF not involving an exchange offer and pursuant to which Ahmanson would terminate the Exchange Offer and the GWF Shares would, upon consummation of such merger, be converted into shares of Ahmanson Common Stock, cash and/or other securities in such amounts as are negotiated by Ahmanson and GWF. Ahmanson would expect that any such merger agreement would include conditions to the consummation of the merger that are substantially the same as the conditions contained in the GWF/WaMu merger agreement, except that a GWF/Ahmanson merger would not be conditioned on the qualification of such merger for "pooling of interests" accounting treatment.

  The purpose of this Proxy Statement is to enable the GWF stockholders to decide for themselves which proposal is superior and to act accordingly. Ahmanson cannot complete the Exchange Offer if the GWF Stockholders approve the GWF/WaMu merger agreement. Thus, Ahmanson urges GWF Stockholders to vote against the GWF/WaMu merger agreement and preserve the opportunity to accept Ahmanson's Exchange Offer. If stockholders do not approve and adopt the GWF/WaMu merger agreement, Ahmanson believes the GWF Board will respect the stockholders' vote, remove the obstacles it is maintaining to the completion of Ahmanson's Exchange Offer (e.g., the GWF Rights) and allow the Exchange Offer to proceed.

                          COMPARISON OF THE PROPOSALS

  Included in the GWF/WaMu Proxy Statement related to the Special Meeting is a list of the factors considered by the GWF Board as material in selecting WaMu's proposal over the Ahmanson Merger Proposal. Ahmanson does not believe that the GWF Board gave significant weight to the relative market value of Ahmanson's proposal as compared to that of the GWF/WaMu merger proposal. Moreover, Ahmanson believes (based on public filings by GWF) that GWF's asserted reasons for favoring the WaMu proposal were erroneous in a number of significant respects and that these reasons do not justify the rejection of the Ahmanson Merger Proposal.

         GWF'S LISTED REASON                     AHMANSON'S RESPONSE
         -------------------                     -------------------
 1. Projections. WaMu's projections   WaMu's projections of cost savings and
    as to cost savings and revenue    revenue enhancements amount to
    enhancements are reasonable and   approximately 135% of GWF's "core" net
    obtainable.                       income in 1996 (as defined by GWF) and
                                      approximately 85% of projected net income
                                      in 1999. Ahmanson is unaware of any other
                                      banking merger where cost and revenue
                                      projections have accounted for anywhere
                                      near such a high percentage of net
                                      income.

 2. Capital. Ahmanson's capital       Home Savings' capital exceeds the
    ratios are too low. Ahmanson's    standards for qualification as "well
    projected tangible common equity  capitalized", the highest regulatory ratio would rank it approximately capital category. The OTS has not found
    410th out of the 414 publicly     it necessary to prescribe specific
    traded thrift holding companies   capital ratios for holding companies, and
    (which data was available as of   Ahmanson's capital levels have not been
    the year-end 1996).               criticized by rating agencies or
                                      analysts. WaMu's projected tangible
                                      common equity ratio (which is not a
                                      regulatory ratio, but has been focused on
                                      by GWF) would rank it approximately 396th
                                      out of the 414 publicly traded thrift
                                      holding companies (which data was
                                      available as of year-end 1996).
 3. Presence in California. A         A combined Ahmanson-GWF company would
    combined GWF-WaMu would have "the have a 45% higher market share in same position in California" as a California.
    combined Ahmanson-GWF company.

4. Banking Initiatives. GWF's         By almost every relevant measure--growth
   strategy would be "hindered"       in consumer finance loans (Ahmanson-$640
   because Ahmanson's efforts to      million; GWF-$50 million), business loans
   become more bank-like "lagged"     (Ahmanson-$54 million; GWF-$13 million),
   behind those of GWF.               checking account balances (Ahmanson-31%
                                      increase; GWF-2% decrease) and fee income
                                      (Ahmanson-25% increase; GWF-12%
                                      increase)--Ahmanson's efforts in 1996
                                      have exceeded those of GWF.

5. Significant Acquisition            Only one of those acquisitions for which
   Experience.  WaMu has              integration has been completed had assets
   "successfully integrated numerous  in excess of $750 million ($750 million
   significant acquisitions since     is less than 2% of the size of GWF). In
   1990."                             contrast, Ahmanson has had five
                                      acquisitions involving more than $750
                                      million in assets.

6. Technology Incompatibility.        Ahmanson has expeditiously and
   Ahmanson's ability to obtain cost  successfully integrated a large Hogan
   savings will be hampered by        deposit system (in the First Interstate
   technology incompatibility, while  transaction). Ahmanson and GWF use the
   WaMu's ability to obtain cost      same systems for mortgage servicing and
   savings will be advanced by        consumer lending, and GWF approached
   technology compatibility.          Ahmanson to license Ahmanson's mortgage
                                      origination system. In addition, the
                                      customization of GWF's and WaMu's Hogan
                                      deposit systems reduces compatibility.

         GWF'S LISTED REASON                     AHMANSON'S RESPONSE
         -------------------                     -------------------
  7. Net Interest Margin/Interest     WaMu's net interest margin has declined
    Rate Risk. WaMu's higher net      almost 150 basis points since 1992.
    interest margin.                  Because of WaMu's higher percentage of
                                      fixed-rate loans and higher percentage of
                                      funding from wholesale funds, Ahmanson
                                      believes that WaMu's net interest income
                                      is significantly more vulnerable to
                                      interest rate risk than Ahmanson's.

  8. Credit Position. WaMu has a      Standard & Poor's, one of the two major
    stronger credit position than     credit rating agencies, has rated
    Ahmanson                          Ahmanson's long term debt higher than
                                      WaMu.

  9. Different Strategies. GWF and    In almost all respects, the strategies of
    Ahmanson have pursued different   Ahmanson and GWF have been closer than
    strategies, while GWF and WaMu    the strategies of WaMu and GWF.
    have pursued similar strategies.
                                      (i) Capital Management. Both Ahmanson and
                                      GWF implemented major stock buy-back
                                      programs. WaMu asserts that it has not
                                      implemented such a program.

                                      (ii) Geographic Focus. Both Ahmanson and
                                      GWF focused on California and Florida,
                                      states with large populations and major
                                      urban areas. WaMu has not entered Florida and has made non-core acquisitions in a number of sparsely populated western states (e.g., Montana and Idaho).

                                      (iii) Acquisitions. Ahmanson and GWF had bid on the same acquisition targets
                                      (e.g., First Interstate branch
                                      divestitures and the Home Federal branch
                                      sale). Conversely, neither Ahmanson nor
                                      GWF has bid on acquisition targets on
                                      which WaMu has bid (e.g., American
                                      Savings Bank and acquisitions in Utah,
                                      Montana and Idaho).

                                      (iv) Mortgage Lending: GWF and Ahmanson
                                      retain almost entirely adjustable rate
                                      mortgages. WaMu continues to make and
                                      retain a significant number of fixed-rate mortgage loans and, through American
                                      Savings Bank, COFI-based mortgage loans.

 10. Exposure to Commercial Real      WaMu's percentage of commercial real
    Estate. Ahmanson has greater      estate loans to assets is about three
    exposure to commercial real       times greater than Ahmanson's percentage.
    estate than WaMu.

 11. Ahmanson's Stock Buy-Back        The analyst community generally has been
    Program. Concern about the level  supportive of Ahmanson's buy-back
    of Ahmanson's stock buy-back      program. Indeed, Ahmanson's strategy has
    program and the impact on         been widely applauded by a vast majority
    leverage.                         of the analyst community as promoting
                                      stockholder value.

                                      Ahmanson's stock buy-back program is a
                                      flexible way to maintain leverage. In
                                      contrast, WaMu will increase its leverage through aggressive loan expansion ($18 billion in 30 months), with attendant credit risk, interest rate risk or both.

                                      GWF itself adopted a substantial buy-back program.

         GWF'S LISTED REASON                     AHMANSON'S RESPONSE
         -------------------                     -------------------
 12. Credit Quality. Concern about    Based on key indicators such as
     Ahmanson's credit quality.       nonperforming assets and the level of and
                                      the trend in delinquent loans, Ahmanson's
                                      credit quality has been improving
                                      sharply. This reflects the ability of
                                      Ahmanson's management to deal with
                                      California's serious economic problems in
                                      the first half of this decade. WaMu's
                                      management has not been tested in a
                                      downward economic cycle. In the 15-month
                                      period ended March 31, 1997, Ahmanson's
                                      nonperforming assets declined 16.5% to
                                      1.63% of total assets, while WaMu's
                                      nonperforming assets declined 1.3% to
                                      0.73% of total assets. Ahmanson's loans
                                      delinquent 60-89 days declined by 33.6%
                                      to $61 million for the 15 month period.

 13. Efficiency. WaMu has a better    As a result of Ahmanson's focus on cost
     efficiency ratio than Ahmanson.  reduction, its efficiency ratio of 49.5%
                                      in the most recent fiscal quarter is
                                      approximately equal to that of WaMu
                                      (48.3%).

  In addition, there is no indication in the public filings that the GWF Board considered any of the following factors material:

  . Ahmanson's ability to attain greater cost savings because of the substantially greater geographic overlap. Ahmanson has twice as many branches in GWF's market (and vice versa) as WaMu, and the corporate headquarters of Ahmanson and GWF are 48 miles apart as opposed to the 1,100 mile separation between the corporate headquarters of WaMu and GWF.

  . Ahmanson's lower interest rate risk than WaMu's (which divergence is likely to be increased by WaMu's projected loan growth). WaMu has considerably higher dependence on wholesale funding, fixed-rate loans and COFI-based loans.

  . The greater ownership by GWF stockholders in a combined Ahmanson-GWF company (approximately 62%) than in a combined WaMu-GWF company (approximately 50%), even though GWF will be considered the acquired company in both transactions.

  . The considerably stronger market position of an Ahmanson-GWF company than a WaMu-GWF company in Florida.


  . The potential value of Ahmanson's goodwill litigation claim and whether that value was reflected in Ahmanson's stock price (WaMu has no equivalent claim).

  . The potential value of Ahmanson's federal tax claim relating to states branching rights and whether that value was reflected in Ahmanson's stock price (WaMu has no equivalent claim).

  . Ahmanson's management experience in Florida and consumer finance, where WaMu has none.

  AHMANSON URGES YOU TO VOTE AGAINST THE GWF/WAMU MERGER AGREEMENT AND PRESERVE YOUR OPPORTUNITY TO ACCEPT AHMANSON'S EXCHANGE OFFER. IF YOU WANT THE AHMANSON EXCHANGE OFFER TO SUCCEED, VOTE AGAINST THE GWF/WAMU MERGER AGREEMENT BY SIGNING, DATING AND RETURNING THE ENCLOSED PINK PROXY CARD TODAY.

                    PRIOR CONSENT SOLICITATION AND CURRENT
                       ANNUAL MEETING PROXY SOLICITATION

  Prior to the mailing of this Proxy Statement, Ahmanson conducted a solicitation of written consents from GWF stockholders to various proposals. A description of these proposals and a summary of the results of the consent solicitation are set forth in Annex A hereto. Ahmanson is also currently conducting a separate proxy solicitation from GWF stockholders for the election of the Ahmanson Nominees as Class II Directors of GWF in addition to various proposals to amend the current by-laws of GWF. A description of the proxy solicitation, the Ahmanson Nominees and the proposed By-law amendments is set forth in Annex B hereto.

                                LITIGATION

  On May 8, 1997, Ahmanson filed a letter with the Delaware Chancery Court (the "Court") (a) informing the Court that it was no longer seeking to compel GWF to hold the GWF Annual Meeting prior to June 13, 1997 and (b) seeking an order requiring a six-week period of time between the certification of the election of GWF directors at the GWF Annual Meeting and a special meeting of GWF stockholders called to approve the proposed GWF/WaMu merger.

  On May 12, 1997, the Court declined to set a hearing date for Ahmanson's requested order until GWF set a special meeting date for the stockholder vote on the proposed GWF/WaMu merger. On May 13, 1997, after GWF had announced June 13, 1997 as the date for the special meeting to vote on the proposed GWF/WaMu merger, the Court set a hearing date for May 30, 1997 to consider Ahmanson's requested order.

             OTHER MATTERS TO BE CONSIDERED AT THE SPECIAL MEETING

  Ahmanson is not aware of any other resolutions, matters or proposals to be brought before the Special Meeting. Should other resolutions, matters or proposals be brought before the Special Meeting, the persons named on the PINK Special Meeting proxy card will abstain from voting on such other resolutions, matters or proposals unless such other resolutions, matters or proposals are inconsistent with the effort to vote against the GWF/WaMu Merger, to elect the Ahmanson Nominees (as set forth in Annex A hereto) and to adopt the By-law Amendments (as set forth in Annex B hereto) as set forth herein, in which event such persons will vote on such other resolutions, matters or proposals at their discretion. When voting on any proposed adjournment, such persons named as proxies may vote for or against the proposed adjournment at their discretion.

  With respect to any such matters that may be submitted to the GWF stockholders for a vote, the affirmative vote of the holders of at least a majority of the GWF Shares represented in person or by proxy at the Special Meeting and entitled to vote on the particular matter is required, assuming the presence of a quorum at the Special Meeting. With respect to abstentions, the GWF Shares will be considered present at the Special Meeting for such matters, but since they are not affirmative votes for such matters, they will have the same effect as votes against such matters. With respect to broker non-votes, the GWF Shares will not be considered present at the Special Meeting for purposes of voting on the such matters. Consequently, broker non-votes will not be counted with respect to such matters, but they will have the practical effect of reducing the number of affirmative votes required to achieve a majority with respect to such matters by reducing the total number of GWF Shares from which the majority is calculated.

                           H. F. AHMANSON & COMPANY

  H. F. Ahmanson & Company, a Delaware corporation, conducts its principal business operations through Home Savings, a federally chartered savings bank. Although Home Savings has traditionally focused on deposit-taking and residential real estate lending, Home Savings has changed its focus toward becoming a full-service consumer and small business bank. Home Savings' acquisition of 61 First Interstate Bank branches has accelerated Home Savings' progress toward effecting this change.

  At March 31, 1997, Ahmanson had total assets of $49 billion, deposits of $34 billion and stockholders' equity of $2.4 billion. Based on deposits, Ahmanson was at that time the third largest depository institution in California and the 19th largest in the United States.

  Ahmanson has had stock repurchase programs in place since October 1995, and as of March 31, 1997, Ahmanson had repurchased 19.2 million shares of its Common Stock. Ahmanson suspended its program briefly from January 29 to March 26, 1997. From March 26 through May 27, 1997, Ahmanson repurchased 1.97 million shares of its Common Stock for an aggregate total cost of $74.7 million. From March 26 through May 27, 1997, the Ahmanson Common Stock has appreciated 2.3%, compared to 7.4% for the Dow Jones Industrial Average and 7.7% for the Standard & Poor's 500. Ahmanson believes that its day-to-day repurchase activities have had no material impact on the price of its Common Stock. However, the announcement and execution of repurchase programs have, in Ahmanson's view, been favorably received by the market. Ahmanson intends to continue its repurchase program on the same basis as it has been conducted over the last two years, although it will suspend its stock repurchase program from the commencement of the Exchange Offer until its completion or expiration.

  The source of funds for the repurchase plan will be dividends from Home Savings and other subsidiaries. Since this strategy does not employ accelerated balance sheet growth, credit standards and interest rate exposure will not be adversely affected.

  Anticipated stock repurchases impact earnings per share in two ways. Earnings per share are increased by reducing shares outstanding and to a lesser extent earnings per share are decreased by lower net interest margin. Should Ahmanson not be able to conduct repurchases in the amounts currently anticipated, it may be able to deploy alternative investment strategies, including increased loan origination levels and acquisitions, to generate sufficient earnings to offset the negative impact of more shares outstanding.

  Ahmanson is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Proxy statements, reports and other information concerning Ahmanson can be inspected at the Commission's office at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices in New York, 7 World Trade Center, Suite 1300, New York, New York 10048, and Citicorp Center, 500 West Madison Street, Chicago, Illinois 60601, and copies of such material can be obtained from such facilities and the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Certain of such reports, proxy statements and other information are also available from the Commission over the Internet at http://www.sec.gov. In addition, such material can be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005 and the Pacific Stock Exchange, 301 Pine Street, San Francisco, California 94104, on which certain of Ahmanson's securities are listed.

  H. F. Ahmanson & Company has its principal executive offices at 4900 Rivergrade Road, Irwindale, California 91706, telephone number (818) 960-6311.

  Certain information concerning the directors and executive officers of Ahmanson and certain employees and other representatives of Ahmanson who may also solicit proxies from stockholders is set forth in Schedule I. Certain information concerning shares of GWF Common Stock held by Ahmanson, its directors and executive officers and certain employees and other representatives of Ahmanson who may also solicit proxies from stockholders, and certain transactions between any of them and GWF, is set forth in Schedule II.

                                PROXY PROCEDURES

  In order for your views on the above-described competing merger proposals to be represented at the Special Meeting, please mark, sign and date the enclosed PINK Special Meeting proxy card and return it to Ahmanson, c/o MacKenzie Partners, Inc., in the enclosed envelope in time to be voted at the Special Meeting. Execution of the PINK Special Meeting proxy card will not affect your right to attend the Special Meeting and to vote in person. Any proxy may be revoked at any time prior to the Special Meeting by delivering a written notice of or a later dated proxy for the Special Meeting to Ahmanson or to the Secretary of GWF, or by voting in person at the particular meeting. Only your latest dated Proxy for the Special Meeting will count.

  Only holders of record as of the close of business on the Record Date will be entitled to vote at the Special Meeting. If you are a GWF stockholder of record on the Record Date, you will retain your voting rights for the Special Meeting even if you sell such GWF Shares after the Record Date. Accordingly, it is important that you vote the GWF Shares held by you on the Record Date, or grant a proxy to vote such GWF Shares on the PINK Special Meeting proxy card, even if you sell such GWF Shares after the Record Date.

  If any of your GWF Shares are held in the name of a brokerage firm, bank, bank nominee or other institution on the Record Date, only it can vote such GWF Shares and only upon receipt of your specific instructions. Accordingly, please contact the person responsible for your account and instruct that person to execute on your behalf the PINK Special Meeting proxy card.

                         OWNERSHIP OF GWF COMMON STOCK

  Each share of GWF Common Stock is entitled to one vote, and the GWF Common Stock is the only class of securities of GWF currently entitled to vote. According to GWF's Form 10-K for the fiscal year ended December 31, 1996, there were approximately 9,724 holders of record of shares of GWF Common Stock as of December 31, 1996, and, according to GWF's Proxy Statement dated May 12, 1997, there were 137,922,037 shares of GWF Common Stock outstanding as of March 31, 1997. Stockholders of GWF do not have cumulative voting rights.

  The following table sets forth the share ownership of (i) all persons who, as of March 31, 1997, beneficially owned more than 5% of GWF's outstanding shares of Common Stock known to GWF, as reported in GWF's Proxy Statement for the Annual Meeting, dated May 12, 1997, (ii) Ahmanson as of the date of this Proxy Statement, and (iii) all directors and officers of GWF as a group as of March 31, 1997, as reported in GWF's Proxy Statement for the Annual Meeting, dated May 12, 1997. There may have been material changes since that date.

                                            AMOUNT AND NATURE OF    PERCENT OF
                                           BENEFICIAL OWNERSHIP OF OUTSTANDING
NAME AND ADDRESS OF BENEFICIAL OWNER       SHARES OF COMMON STOCK  COMMON STOCK
------------------------------------       ----------------------- ------------
Wellington Management Company............         8,771,730(1)         6.37%
 75 State Street
 Boston, Massachusetts 02109
Vanguard/Windsor Funds, Inc. ............         8,236,786(2)         5.98%
 100 Vanguard Boulevard
 P.O. Box 2600
 Malvern, Pennsylvania 19355
H.F. Ahmanson & Company..................         3,560,500             2.6%
 4900 Rivergrade Road
 Irwindale, CA 91706
All Directors and Executive Officers as a         2,238,251(3)         1.62%
 Group...................................

--------
(1) Wellington Management Company ("WMC") has reported that it is an investment adviser and, as such, is considered beneficial owner in the aggregate of the shares listed in the table. WMC has declared that it has shared power to vote 53,902 of the shares and shared dispositive power over all of the shares shown in the table. The shares shown in the table for the Vanguard/Windsor Funds, Inc. are also included in the total amount reported in the table for WMC.
(2) The Vanguard/Windsor Funds, Inc. ("Vanguard/Windsor") has reported that it is an investment company and, as such, is considered the beneficial owner in the aggregate of the shares listed in the table. Vanguard/Windsor has declared that it has sole power to vote or direct the vote and shared power to dispose or to direct the disposition of the shares shown in the table.
(3) The amount in the table includes options to purchase 2,013,991 shares under employee stock options which are exercisable on or within 60 days of May 9, 1997, and 1,219 shares held in trust under the Employee Savings Incentive Plan with respect to which such persons have the right to direct the vote.

  For information relating to the ownership of GWF Shares by the current directors and officers of GWF, see Schedule III hereto.

  Although Ahmanson has included information concerning GWF in this Proxy Statement (including Schedule III hereto) insofar as it is known or reasonably available to Ahmanson, Ahmanson is not currently affiliated with GWF and GWF has not to date permitted access by Ahmanson to GWF's books and records. Therefore, information concerning GWF which has not been made public is not available to Ahmanson. Although Ahmanson has no knowledge that would indicate that statements relating to GWF contained in this Proxy Statement in reliance upon publicly available information are inaccurate or incomplete, Ahmanson was not involved in the preparation of such information and statements and, for the foregoing reasons, is not in a position to verify any such information or statements.

                            SOLICITATION OF PROXIES

  Proxies will be solicited by mail, telephone, telegraph, telex, telecopier, advertisement and in person. Solicitation may be made by directors, officers, investor relations personnel and other regular employees of Ahmanson. No such employees will receive additional compensation for such solicitation.

  Banks, brokerage houses and other custodians, nominees and fiduciaries will be requested to forward the solicitation materials to the beneficial owners of GWF Common Stock for which they hold of record and Ahmanson will reimburse them for their reasonable out-of-pocket expenses.

  In addition, Ahmanson has retained MacKenzie Partners, Inc. to assist and to provide advisory services in connection with this Proxy Statement for which MacKenzie Partners, Inc. will be paid a fee of not more than $250,000 and will be reimbursed for reasonable out-of-pocket expenses. It is anticipated that approximately 100 persons will be employed by MacKenzie Partners, Inc. to solicit proxies. Ahmanson will indemnify MacKenzie Partners, Inc. against certain liabilities and expenses in connection with the Proxy Statement, including liabilities under the federal securities laws.

  Credit Suisse First Boston Corporation ("CSFB") and Montgomery Securities ("Montgomery Securities") are providing certain financial advisory services to Ahmanson in connection with, among other things, the Proposed Merger. Ahmanson has agreed to pay each of CSFB and Montgomery Securities for its financial advisory services an aggregate financial advisory fee of $9.0 million in the case of CSFB and $7.0 in the case of Montgomery Securities. The fees are payable as follows: (i) in the case of CSFB, (a) $1.5 million upon its engagement, (b) $1.5 million upon public announcement by Ahmanson of its intention to acquire GWF, (c) $1.5 million upon execution of a definitive agreement relating to a merger of GWF and Ahmanson and (d) $4.5 million upon consummation of a merger of GWF and Ahmanson, and (ii) in the case of Montgomery Securities, (a) $0.5 million upon its engagement, (b) $0.5 million upon public announcement by Ahmanson of its intention to acquire GWF, (c) $1.5 million upon execution of a definitive agreement relating to a merger of GWF and Ahmanson and (d) $4.5 million upon consummation of a merger of GWF and Ahmanson. Ahmanson has also agreed to reimburse each of CSFB and Montgomery Securities for its reasonable out-of-pocket expenses, including the fees and expenses of its legal counsel, incurred in furtherance of the financial advisory services to be provided to Ahmanson in connection with its engagement, and has agreed to indemnify each of CSFB and Montgomery Securities and certain related persons and entities against certain liabilities and expenses in connection with its engagement, including certain liabilities under the federal securities laws. In connection with CSFB's and Montgomery Securities' engagement as financial advisors, Ahmanson anticipates that certain employees of each of CSFB and Montgomery Securities may communicate in person, by telephone or otherwise with a limited number of institutions, brokers or other persons who are stockholders for the purpose of assisting in the proxy solicitation. CSFB and Montgomery Securities will not receive any fee for or in connection with such solicitation activities apart from the fees they are otherwise entitled to receive as described above.

  The expenses related directly to the Proxy Statement are expected to aggregate $1,950,000 and will be borne by Ahmanson. These expenses include any fees and expenses for attorneys, public relations and financial advisers, solicitors, advertising, printing, transportation, litigation and other costs incidental to the solicitation, but exclude costs represented by salaries and wages of regular employees and officers of Ahmanson and expenses related primarily to the Proposed Merger. Of the above stated amount, approximately $300,000 has been spent to date. Ahmanson does not intend to seek reimbursement of its expenses related to the proxy solicitation from GWF whether or not the proxy solicitation is successful.

  Stockholder proposals will be eligible for consideration for inclusion in GWF's Proxy Statement for the 1998 Annual Meeting of Stockholders if notice is provided to the Secretary of GWF no later than 60 days nor more than 90 days prior to the anniversary date of the 1997 Annual Meeting.

  If you have any questions concerning this Proxy Statement or the procedures to be followed to execute and deliver a proxy, please contact MacKenzie Partners, Inc. at the address or phone number specified below. YOUR PROXY AND PROMPT ACTION ARE IMPORTANT. YOU ARE URGED TO GRANT YOUR PROXY BY MARKING, SIGNING, DATING AND RETURNING THE ENCLOSED PINK PROXY CARD AS SOON AS POSSIBLE.

                                          H. F. AHMANSON & COMPANY

May   , 1997
                      [LOGO OF MACKENZIE PARTNERS, INC.]
                               156 Fifth Avenue
                           New York, New York 10010
               Bankers and Brokers Call Collect: (212) 929-5500
                   All Others Call Toll-Free: (800) 322-2885

                                                                        ANNEX A

                     AHMANSON'S PRIOR CONSENT SOLICITATION

  Prior to the mailing of this Proxy Statement, Ahmanson conducted a solicitation of written consents from GWF stockholders to proposals (a) urging the GWF Board, among other things, to engage in discussions and negotiations with Ahmanson or any other person making a bona fide and concrete merger proposal (Consent Proposal 1), (b) urging the GWF Board not to grant excessive lock-up arrangements that could deter a merger or similar transaction maximizing stockholder value unless GWF stockholders approve the arrangement (Consent Proposal 2), (c) requiring GWF to hold its annual meeting of stockholders on the fourth Tuesday in April in each year, or on a date within 14 days thereof (Consent Proposal 3), (d) preventing the adjournment of any meeting of stockholders at which a quorum is present unless all business properly brought has been acted upon by the GWF stockholders (Consent Proposal
4) and (e) preventing the GWF Board from subsequently amending any of the by-laws adopted pursuant to the Consent Solicitation unless it has the approval of a majority of the GWF stockholders (Consent Proposal 5). Under the Delaware General Corporation Law, stockholder action taken by written consent is effective at the time that valid, unrevoked consents representing the number of shares required to take the action are delivered to the corporation. Each of Ahmanson's Consent Proposals required a majority of outstanding GWF Shares for adoption.

  On April 9, 1997, Ahmanson announced that it had delivered to GWF consents to Consent Proposals 3, 4 and 5 that represented more than the requisite majority of the outstanding GWF Shares. This announcement was based on Ahmanson's calculations. The results were not certified at that time, however, and Ahmanson could not have known with certainty at that time the exact number of revocations of such consents that might have been delivered directly to GWF by April 9. The adoption of Consent Proposals 3, 4 and 5 was certified on April 28, 1997 by CT Corporation, the independent inspectors of election appointed by GWF. However, in tabulating consents in accordance with its normal procedures, CT Corporation counted as valid a consent card representing an inadvertent double vote by a GWF stockholder. Ahmanson had never relied on the double voted shares for its majority of consents on the three Proposals (but initially took the position that Delaware law and CT Corporation's normal procedures should be followed even if this meant that the double voted shares should be counted), and Ahmanson formally requested the inspectors to recertify the tabulation of consents, excluding any shares that may have been double counted. On May 5, 1997, CT Corporation re-certified the adoption of Consent Proposal 3 as of April 9, 1997 and, on May 12, 1997, CT Corporation re-certified the adoption of Consent Proposals 4 and 5 as of April 10, 1997. GWF filed an action in Delaware court disputing CT Corporation's original certification of the adoption of Proposals 3, 4 and 5. Although this action is pending, Ahmanson is confident that GWF's litigation will not materially affect the certified results on Consent Proposals 3, 4 and 5.

  Based on the certified results for Consent Proposal 3, the amendment to the GWF By-laws requiring GWF to hold the GWF Annual Meeting by May 6, 1997 was adopted by the holders of a majority of the outstanding GWF Shares on April 9, 1997. On that date, Ahmanson amended its complaint in Delaware court to seek an order compelling GWF to hold the GWF Annual Meeting in accordance with the amended By-law adopted by GWF stockholders. On April 11, 1997, GWF announced that the Annual Meeting would be held on June 13, 1997, with a record date for stockholders entitled to vote as of May 9, 1997. The meeting date set by GWF is more than one month after the date required by the new By-law amendment adopted by GWF stockholders and 21 days after the date on which a Delaware court may order GWF to hold the Annual Meeting under Delaware law. As result of the delay in obtaining certified results of the adoption of the new By-law amendment and GWF's apparent disregard of its original By-law, which required the GWF Board to call a special stockholders' meeting for the election of directors to be held as soon as practicable after the designated day (April 22, 1997), Ahmanson believes that it is no longer practicable for GWF to hold the Annual Meeting on a date meaningfully before June 13. Accordingly, Ahmanson informed the Delaware Chancery Court on May 8, 1997 that it would no longer seek to advance the date for the GWF Annual Meeting. Ahmanson is seeking, however, an injunction requiring a six-week period of time between the certification of the result of the election of directors at the

Annual Meeting and any special stockholders' meeting called by GWF for the purpose of approving the proposed GWF/WaMu merger. The Delaware Chancery Court has scheduled a hearing on Ahmanson's request for injunctive relief for May 30, 1997. Ahmanson distributed its Proxy Statement for the Annual Meeting on May 12, 1997.

  On April 11, 1997, Ahmanson announced that it had delivered to GWF consents to the adoption of Consent Proposal 1 that represented more than the requisite majority of the outstanding GWF Shares. This announcement was based on Ahmanson's calculations. The results have not been tabulated or certified by CT Corporation, however, and Ahmanson could not have known with certainty on April 11 the exact number of revocations of such consents that might have been delivered directly to GWF by that date. CT Corporation has stated that it will officially tabulate consents with respect to Consent Proposal 1 only if GWF instructs it as to the record date for the stockholders entitled to give consents or otherwise authorizes CT Corporation to do so. GWF claims that the record date set by the GWF Board for the Consent Solicitation no longer applied to Consent Proposal 1 after it was revised by Ahmanson on March 17, 1997 in response to GWF's entering into a merger agreement with WaMu, and GWF is unwilling to otherwise authorize CT Corporation to tabulate. However, based on Ahmanson's review of the consent cards and revocations during the challenge process relating to Consent Proposals 3, 4 and 5, Ahmanson is confident that, if CT Corporation were permitted to tabulate the results, that tabulation would show that Consent Proposal 1 was adopted by the requisite majority of outstanding GWF Shares no later than April 14, 1997 (although probably not on April 11). Ahmanson filed a complaint in Delaware court on April 14, 1997 which seeks an order declaring that the record date for Consent Proposal 1 was March 13, 1997 and compelling a tabulation and report of the consents delivered on Consent Proposal 1. Ahmanson's action is still pending.

  CT Corporation has certified the adoption of Consent Proposals 3, 4 and 5. Ahmanson believes that, based on the number of consents delivered by Ahmanson to CT Corporation, sufficient consents have been delivered to CT Corporation to adopt Consent Proposal 1. Consents representing the number of GWF Shares necessary to adopt Consent Proposal 2 were never delivered and Ahmanson is no longer soliciting consents.

  The full text of each of the Consent Proposals is set forth below:

  Consent Proposal 1: Adopt the following non-binding resolution:

  "RESOLVED, that the stockholders of Great Western Financial Corporation ("Great Western") urge the Great Western Board of Directors (the "Great Western Board"), if requested by H. F. Ahmanson & Company ("Ahmanson") or any other person making a bona fide and concrete merger proposal, to provide all nonpublic information given to Washington Mutual, Inc. to Ahmanson or such other person and to participate in discussions and negotiations with, and consider each and every bona fide and concrete merger proposal made by, Ahmanson or such other person and otherwise to facilitate any effort or attempt by Ahmanson or such other person to make or implement a merger proposal in order to maximize stockholder value. Furthermore, in evaluating any merger proposal, the Great Western Board shall take into account the potential that the Great Western Stockholders will receive a substantial portion of the value of the cost savings resulting from a merger with Ahmanson or, if applicable, such other person."

  Consent Proposal 2: Adopt the following non-binding resolution:

  "RESOLVED, that the stockholders of Great Western Financial Corporation ("Great Western") urge the Great Western Board of Directors (the "Great Western Board") not to grant, without the prior approval of a majority of the stockholders of Great Western having voting power, third party break-up fees, stock options, "crown jewel" options or other lock-up arrangements in connection with an "Acquisition Transaction" as hereinafter defined, unless such agreement contains a provision ensuring that the aggregate value of all such break-up fees, stock options, "crown jewel" options and other lock-up arrangements can never exceed $100,000,000; "Acquisition Transaction" means any merger, consolidation or similar transaction involving, or any purchase of all or any substantial portion of the assets, deposits or any equity securities of, Great Western or any of its subsidiaries."

  Consent Proposal 3: Amend Section 2 of the By-laws of GWF by replacing the first sentence thereof with the following sentence:

  "The annual meeting of the stockholders of the Corporation shall be held on the fourth Tuesday in April in each year, or on a date within 14 days thereof, at such time and place, within or without the State of Delaware, as may be specified in the notice thereof, as shall be fixed by the Board of Directors, for the purpose of electing directors and for the transaction of only such other business as is properly brought before such meeting in accordance with these by-laws."

  Consent Proposal 4: Amend Section 6 of the By-laws of GWF by replacing the first sentence thereof with the following three sentences:

  "The holders of a majority of the stock of the Corporation having voting power present in person or by proxy shall constitute a quorum. In the event a quorum is not present, the presiding officer at the meeting or the stockholders present, although less than a quorum, shall have the power to adjourn or postpone such meeting from time to time without notice. In the event that a quorum is present, the presiding officer shall not take any action to adjourn such meeting until all business properly brought before such meeting has been acted upon by the stockholders of the Corporation."

  Consent Proposal 5: Amend the By-laws of GWF by adding a new Section 25 thereto which reads in its entirety as follows:

  "Section 25. Neither this Section 25 nor any of the By-law provisions added or changed by consent of stockholders as contemplated by the Consent Statement dated March 3, 1997, provided by H. F. Ahmanson & Company, may be amended or repealed without the affirmative vote of the holders of a majority of the stock of the Corporation having voting power."

                                                                        ANNEX B

          ELECTION OF AHMANSON NOMINEES AS CLASS II DIRECTORS OF GWF

  Ahmanson announced on February 18, 1997 (the same day it announced the Original Proposal) that it had determined to nominate three individuals (the "Ahmanson Nominees"), each of the Ahmanson Nominees, none of whom is a director, officer or employee of Ahmanson, and each of whom has committed that they will act on behalf of all of the Great Western stockholders and not at the direction of Ahmanson.

  A second slate of nominees, proposed by the incumbent Great Western directors (all but one of whom have substantial loans at preferential rates from Great Western), is committed to a proposed merger with Washington Mutual and refuses to engage in discussions with or provide information to Ahmanson. The GWF Board has remained committed to the GWF/WaMu merger proposal and refused to enter into discussions with Ahmanson even though the Ahmanson proposal has had a higher implied market value than the GWF/WaMu merger proposal on each and every trading day since it was announced on March 17, 1997 (other than April 4, April 7, May 16, May 19, May 21, May 22, May 23 and May 27). Based on the closing prices for the period from the date of announcement of the Ahmanson proposal through May 27, 1997, the implied market value of the Ahmanson proposal exceeded that of the GWF/WaMu merger proposal by an average of 2.2%. In addition, all but one of these directors have very large home mortgage loans from Great Western, ranging in amount from over $500,000 to almost $2,500,000, at highly preferential interest rates which represent a discount of approximately one-third from market rates. Based on the advice of Ahmanson's counsel and a review of proxy statements for other large thrifts, Ahmanson believes that a preferential loan program of this sort for outside directors is highly unusual (and perhaps unique) among major banks and thrifts and their holding companies.

  The Ahmanson Nominees have agreed that as directors they will act "on behalf of all of the stockholders of [GWF] . . . and will in no way be controlled by or acting at the direction of Ahmanson." Ahmanson has agreed to make a contribution of $15,000 to charity on behalf of each Ahmanson Nominee and has agreed to indemnify the Ahmanson Nominees. They have committed to seek to convince the other GWF directors to pursue merger proposals with a view to maximizing stockholder value. In particular, the Ahmanson Nominees have committed to seek to convince the other GWF directors to consider the Ahmanson Merger Proposal and all other bona fide and concrete proposals to merge with GWF and, subject to their fiduciary duties, actively pursue the proposal that they conclude maximizes value for GWF's stockholders. Any such proposal would, of course, then be subject, among other things, to stockholder and regulatory approval.

  In light of the agreement of the Ahmanson Nominees to act on behalf of all of the GWF stockholders and the fiduciary duties that they will owe to GWF stockholders, Ahmanson would expect that the Ahmanson Nominees (a) would support the conduct of negotiations and discussions with any company that makes a bona fide proposal and support whichever proposal provides the best value to GWF stockholders, whether that proposal is made by WaMu, Ahmanson or a third party, and (b) would support the solicitation of offers by other parties if they determine that doing so is in the best interests of the GWF stockholders and would support the removal of any barriers to a sale that are likely to reduce the value to be received by the GWF stockholders. Any such actions to be taken by the Ahmanson Nominees would be subject to the provisions of the GWF/WaMu Merger Agreement, which require that certain actions to facilitate merger proposals from third parties be taken only after a determination by the GWF Board that the failure to take such actions would create a reasonable possibility of a breach of its fiduciary duties.

  If the Ahmanson Nominees are elected, the Ahmanson Nominees will constitute a minority of the eleven member GWF Board and, therefore, the Ahmanson Nominees would not, without the support of other members of the GWF Board, be able to take action to terminate the GWF/WaMu Merger Agreement or to cause GWF to enter into a merger agreement with Ahmanson or any other third party or remove any barriers to consummation of the Exchange Offer. If adopted, however, the Ahmanson By-law Amendments would, among other things, ensure that the Ahmanson Nominees are consulted on certain actions by the GWF Board that could make a merger with or an acquisition of GWF more difficult or more expensive or would favor one potential acquirer over another. The Ahmanson Nominees will, however, attempt to persuade the board to treat all merger proposals on the same basis if they believe that such an approach maximizes stockholder value.

  Ahmanson's nomination of three, rather than four, nominees for the four directorships to be filled at the Annual Meeting is intended to avoid a presumption of control under regulations of the OTS. Under those regulations, Ahmanson would generally not be permitted to obtain proxies representing 25% or more of the outstanding GWF Shares to elect one-third or more of the directors on the GWF Board without obtaining prior OTS approval or a rebuttal of a control presumption under OTS regulations.

  The Ahmanson Nominees are listed below and have furnished the following information concerning their principal occupations or employment and certain other matters. Each Ahmanson Nominee, if elected, would hold office until the 2000 Annual Meeting of Stockholders and until a successor has been elected and qualified or until the earlier of his death, resignation or removal. Should GWF purport to increase the number of directors to be elected at the Annual Meeting, it is the current intention of Ahmanson to propose additional nominees for such directorships. In that event, Ahmanson would promptly supplement this Proxy Statement to provide additional information regarding those nominees in order to give GWF stockholders the maximum possible time to consider such nominations, although the length of time between any prompt updating of this Proxy Statement for the purposes of the Annual Meeting may in certain circumstances be beyond Ahmanson's control.

                   AHMANSON NOMINEES FOR CLASS II DIRECTORS:

          NAME, AGE AND           PRINCIPAL OCCUPATION AND BUSINESS EXPERIENCE
   PRINCIPAL BUSINESS ADDRESS    DURING LAST FIVE YEARS; CURRENT DIRECTORSHIPS
   --------------------------    ---------------------------------------------
 Lawrence A. Del Santo, 63...... Mr. Del Santo is currently retired. From 1994
 1115 Busch Garden Court         until his retirement in 1997, Mr. Del Santo
 Pasadena, CA 91105              was Chairman and Chief Executive Officer of
                                 The Vons Companies, Inc. Previously, he was
                                 Chairman and Chief Executive Officer of Lucky
                                 Stores ("Lucky") and after the American
                                 Stores Company acquisition of Lucky, he
                                 became Senior Executive Vice President and
                                 Chief Operating Officer--Food for American
                                 Stores Company in 1993. He currently serves
                                 on the board of directors of California
                                 Business Roundtable, Los Angeles Area Chamber
                                 of Commerce, Food Marketing Institute,
                                 Criminal Justice Legal Foundation, Los
                                 Angeles Business Advisors and Super Valu
                                 Stores, Inc. Additionally, he is a member of
                                 the Board of Trustees of the University of
                                 San Francisco and the Tomas Rivera Center.
 Robert T. Gelber, 61........... Mr. Gelber is currently retired. Before his
 Gibson, Dunn & Crutcher LLP     retirement, Mr. Gelber was a partner at
 333 South Grand Avenue          Gibson, Dunn & Crutcher LLP, where he was co-
 Los Angeles, CA 90071           head of the firm's Financial Institutions
                                 Practice Group. Mr. Gelber joined Gibson,
                                 Dunn & Crutcher LLP in 1960 after graduation
                                 from Harvard Law School.
 Wolfgang Schoellkopf, 64....... Mr. Schoellkopf is currently retired. From
 800 Fifth Avenue                1990 until his retirement in 1996, Mr.
 New York, NY 10021              Schoellkopf was Vice Chairman and Chief
                                 Financial Officer of First Fidelity
                                 Bancorporation. Mr. Schoellkopf currently
                                 serves on the boards of directors of Great
                                 Lakes Reinsurance Corporation, the Inner-City
                                 Scholarship Fund and Marymount University.

  Ahmanson has agreed to make a cash contribution of $15,000 on behalf of each Ahmanson Nominee to a charitable organization designated by each Ahmanson Nominee for agreeing to be named as a nominee and agreeing to stand for election as a director of GWF and has agreed to reimburse each Ahmanson Nominee for out-of-pocket expenses incurred in connection with the proxy solicitation. In addition, Ahmanson has agreed, without regard to any actual or alleged fault on the part of the Ahmanson Nominee, to hold harmless and indemnify each Ahmanson Nominee, to the fullest extent permitted by applicable law, from and against any and all expenses, liabilities, damages or losses of any kind arising out of or relating to any threatened or filed action, suit or proceeding, whether civil, criminal, administrative or investigative (including an action by or in the right of GWF), asserted against or incurred by the Ahmanson Nominee as a result of such Ahmanson Nominee's involvement in the proxy solicitation or such Ahmanson Nominee's role as a director of GWF (except to the extent such Ahmanson Nominee is covered in full by GWF's indemnification obligations); provided, however, that such indemnification and expense reimbursement shall not apply to any actions or omissions to act by the Ahmanson Nominee after the date 20 days after the Ahmanson Nominee has been notified that Ahmanson has abandoned the Ahmanson Merger Proposal. In addition, it is anticipated that each Ahmanson Nominee, if elected, would be entitled to receive director's fees consistent with GWF's past practices. According to GWF's Proxy Statement, dated May 12, 1997, for the Annual Meeting, non-employee directors of GWF are paid an annual retainer for board service of $25,000, and an attendance fee of $1,800 and $1,000 for each board and committee meeting attended, respectively. Directors are also reimbursed for any expenses incurred in connection with attendance at regular or special meetings of the board or any of its committees.

  None of the Ahmanson Nominees is a director, officer or employee of Ahmanson or has any contractual relationship with Ahmanson other than his nominee agreement with Ahmanson, which is described above. Except as disclosed in this Proxy Statement, to the best knowledge of Ahmanson, none of the Ahmanson Nominees or their associates have any arrangement or understandings with any person (1) with respect to any future employment by GWF or its affiliates or
(2) with respect to future transactions to which GWF or any of its affiliates will or may be a party, nor any material interest, direct or indirect, in any transaction that has occurred since January 1, 1996 or any currently proposed transaction, or series of similar transactions, in which GWF or any of its affiliates was or is to be a party and in which the amount involved exceeds $60,000. Certain Ahmanson Nominees may also be directors or officers of other companies and organizations that have engaged in transactions with GWF or its subsidiaries in the ordinary course of business since January 1, 1996, but Ahmanson believes that the interest of such Ahmanson Nominees in such transactions is not of material significance. Mr. Gelber receives retirement benefits from Gibson, Dunn & Crutcher LLP, the amount of which is dependent on that firm's net income. Gibson, Dunn & Crutcher LLP has represented Ahmanson from time to time in various matters. None of the Ahmanson Nominees has any other interest in any transactions with Ahmanson or its affiliates. In light of the agreement of the Ahmanson Nominees to act on behalf of all of the GWF stockholders and the fiduciary duties that they will owe to GWF stockholders, Ahmanson would expect that the Ahmanson Nominees (a) would support the conduct of negotiations and discussions with any company that makes a bona fide proposal and support whichever proposal provides the best value to GWF stockholders, whether that proposal is made by WaMu, Ahmanson or a third party, and (b) would support the solicitation of offers by other parties if they determine that doing so is in the best interests of the GWF stockholders and would support the removal of any barriers to a sale that are likely to reduce the value to be received by the GWF stockholders. All such actions would be taken by the Ahmanson Nominees as permitted by, and in accordance with, the GWF/WaMu merger agreement as discussed above.

  Elections of directors at the Annual Meeting require the affirmative vote of a majority of the GWF Shares represented in person or by proxy at the meeting and entitled to vote on the election of directors, assuming a quorum is present or otherwise represented at the Annual Meeting. Thus, assuming a quorum is present, the four nominees receiving the greatest number of votes will be elected to serve as Class II Directors. Non-voted shares with respect to the election of directors will not affect the outcome of the election of directors.

             PROPOSED BY-LAW AMENDMENTS FOR THE GWF ANNUAL MEETING

  Ahmanson is soliciting proxies for the Annual Meeting of Stockholders in support of the Ahmanson By-law amendments which are intended to ensure that the Ahmanson Merger Proposal is dealt with fairly and in accordance with sound principles of corporate governance and that the views of the GWF stockholders and the Ahmanson Nominees are considered by the entire GWF Board. The text of each of the Ahmanson By-law Amendments and a summary of its effect is set forth below.

  Amendment 1. Amend Section 3 of the By-laws of GWF by adding to the end thereof the following paragraph:

  "In addition, a special meeting of the stockholders of the Corporation shall be called by the Secretary upon the written request, stating the purpose of the meeting and the meeting date, of stockholders who together own of record 10% or more of the stock of the Corporation having voting power. The notice shall be mailed by the Secretary within 20 days following receipt of such request. If the Secretary fails to call the special meeting and mail the notice as required by the preceding sentence, a person designated by the stockholders requesting the meeting shall have the power to call the special meeting and mail such notice. At a special meeting called at the request of stockholders, the meeting shall be presided over by a person designated by the stockholders calling the meeting."

  Amendment 1 would amend GWF's By-laws to allow holders of 10% of the GWF Shares to call special meetings and provide that the designee of the stockholders calling the meeting presides at the meeting. The calling of a special meeting by stockholders could cause GWF to incur certain expenses and administrative burdens that it would not otherwise incur under its existing corporate governance arrangements, but Ahmanson believes that, in light of GWF's refusal to deal evenhandedly with the Ahmanson Merger Proposal despite the majority support of the GWF stockholders for a stockholder resolution urging it to do so, the potential benefit to stockholders of increasing the opportunities to express their views outweighs such burdens.

  Amendment 2. Amend Section 12 of the By-laws of GWF by adding to the end thereof (or, if Amendment 3 described below is adopted, by adding as the penultimate paragraph) the following paragraph:

  "No person may be chosen by the directors of the Corporation to fill any vacancy on the board of directors, whether arising through death, resignation or removal of a director, or through an increase in the number of directors of any class, if such person was previously nominated as a director and lost in an election by the stockholders of the Corporation."

  Amendment 2 would amend GWF's By-laws to prohibit the GWF Board from filling any vacancy on the GWF Board with any person who was previously nominated as a Director and lost in an election. The effect of Amendment 2 is to prevent the GWF Board from reinstalling a person whom the stockholders have affirmatively voted out of office or not elected. Ahmanson recognizes that a vote for one director-nominee is not necessarily intended as a vote against the alternative nominee. However, this proposal would prevent the entrenchment of directors who, although they may be qualified to serve as directors, have failed to obtain the requisite support of stockholders.

  Amendment 3. Amend Section 12 of the By-laws of GWF by adding to the end thereof the following paragraph:

  "Any slate of directors elected in opposition to the recommendation of the incumbent board of directors shall be represented on an executive committee of the board of directors of the Corporation, if one is created, or on any other committee of the board that exercises powers that are currently or would normally be exercised by such a committee or only by the full board, including the power to review any merger proposal."

  Amendment 3 would amend GWF's By-laws to ensure that, if any Ahmanson Nominees are elected, at least one Ahmanson Nominee would be represented on an executive committee of the GWF Board, if one is created, or on any other committee of the GWF Board that exercises powers that are currently or would normally be exercised by an executive committee or only by the full GWF Board, including the power to review any merger proposal. The effect of Amendment 3 would be to prevent an executive or similar committee of the GWF Board from taking actions without the knowledge of or input from an Ahmanson Nominee. Ahmanson does recognize, however, that the intentional failure on the part of one or more members of the board of directors of a corporation to provide information to certain other members of the board could, under certain circumstances, constitute a breach of fiduciary duty to the stockholders.

  Amendment 4. Amend Section 13 of the By-laws of GWF by inserting immediately after the second sentence thereof the following two sentences:

  "Notwithstanding the foregoing sentence, if any of the following actions are to be considered by the board of directors at a meeting, notice must be given which notice must specify that such actions are to be considered and set forth appropriate details with respect thereto: any "Acquisition Transaction" as hereinafter defined, amendment of the Rights Agreement referred to in Section 24, adoption of any similar rights agreement, amendment of the By-laws, or any other action that would preclude or make more expensive or more difficult a merger with or acquisition of the Corporation by any person that has made a bona fide proposal to merge with or acquire the Corporation or that would favor one potential acquiror of the Corporation over another acquiror. "Acquisition Transaction" means any merger, consolidation or similar transaction involving, or any purchase of all of or any substantial portion of the assets, deposits or any equity securities of, the Corporation or any of its subsidiaries."

  Amendment 4 would amend GWF's By-laws to provide that certain matters (e.g., acquisition transactions, amendment of the Rights Agreement, adoption of any similar rights agreement, amendment of the By-laws, or any other action that would preclude or make more expensive or more difficult a merger with or an acquisition of GWF by any person that has made a bona fide and concrete proposal to merge with or acquire GWF or would favor one potential acquirer over another) can only be acted on by the GWF Board if those matters are specifically described (with appropriate details) in a notice which must be given for the GWF Board meeting. The effect of Amendment 4 would provide the Ahmanson Nominees with advance notice of such actions. Because the Ahmanson Nominees will have fiduciary duties to all stockholders, this does not mean that Ahmanson will be privy to such information. This advance notice will enable the Ahmanson Nominees to act in a prepared manner and receive any necessary independent advice.

  Amendment 5. Amend Section 25 of the By-laws of GWF by adding to the end thereof the following sentence:

  "In addition, none of the By-law provisions added or changed by vote of stockholders at the 1997 annual meeting of stockholders of this Corporation may be amended or repealed without the affirmative vote of the holders of a majority of the stock of the Corporation having voting power."

  Amendment 5 would amend GWF's By-laws to prevent the GWF Board from subsequently amending any of the Ahmanson By-law Amendments adopted at the 1997 Annual Meeting of Stockholders unless it has the approval of a majority vote of the GWF stockholders. The effect of Amendment 5 would ensure that the GWF Board cannot circumvent the will of the stockholders by subsequently amending or modifying the adopted Ahmanson By-law Amendments.

  If the GWF Board and GWF stockholders approve the Proposed Merger and it is consummated, Ahmanson expects that the by-laws of the combined company would be the current by-laws of Ahmanson. Those by-laws do not contain the provisions proposed by Amendments 1 through 5 above.

  Adoption of the Ahmanson By-law Amendments requires the affirmative vote of the holders of a majority of the GWF Shares represented in person or by proxy and entitled to vote on the matter, assuming the presence of a quorum at the Annual Meeting. With respect to abstentions, the GWF Shares will be considered present at the Annual Meeting, but since they are not affirmative votes for the Ahmanson By-law Amendments, they will have the same effect as votes against the Ahmanson By-law Amendments. With respect to broker non-votes, the GWF Shares will not be considered present at the Annual Meeting for purposes of voting on the Ahmanson By-law Amendments. Consequently, broker non-votes will not be counted with respect to the Ahmanson By-law Amendments, but they will have the practical effect of reducing the number of affirmative votes required to achieve a majority with respect to the Ahmanson By-law Amendments by reducing the total number of GWF Shares from which the majority is calculated.

                                  SCHEDULE I

                     INFORMATION CONCERNING THE DIRECTORS
                      AND EXECUTIVE OFFICERS OF AHMANSON
              AND CERTAIN EMPLOYEES AND OTHER REPRESENTATIVES OF
                     AHMANSON WHO MAY ALSO SOLICIT PROXIES

  The following table sets forth the name, principal business address and the present office or other principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is carried on, of the directors and executive officers of Ahmanson and certain employees and other representatives of Ahmanson who may also solicit proxies from stockholders of GWF. The Ahmanson Nominees may also solicit proxies from stockholders of GWF.

 DIRECTORS, EXECUTIVE OFFICERS, CERTAIN EMPLOYEES AND OTHER REPRESENTATIVES OF
                                   AHMANSON

       NAME AND PRINCIPAL                   PRESENT OFFICE OR OTHER
        BUSINESS ADDRESS               PRINCIPAL OCCUPATION OR EMPLOYMENT
       ------------------              ----------------------------------
 Byron Allumbaugh............... Retired Chairman of the Board of Ralphs
 620 Newport Center Drive        Grocery Company, a Los Angeles-based
 Suite 1100                      supermarket company; director of El Paso
 Newport Beach, CA 92660         Natural Gas Company and Ultramar Corp.
 Harold A. Black................ James F. Smith Professor of Financial
 Department of Finance           Institutions at the College of Business
 431 Stokely Management Center   Administration at the University of
 University of Tennessee,        Tennessee, Knoxville
 Knoxville
 Knoxville, TN 37996
 Richard M. Bressler............ Retired Chairman of the Board of Plum Creek
 El Paso Natural Gas Company     Management Company, a manufacturer of lumber
 999 Third Avenue, Suite 2300    and wood products, and retired Chairman of
 Seattle, WA 98104               the Board of El Paso Natural Gas Company, a
                                 natural resources company; director of
                                 General Mills, Inc. and Rockwell
                                 International Corporation
 David R. Carpenter............. Retired Chairman and Chief Executive Officer
 The Darcy Company               of Transamerica Occidental Life Insurance
 3400 Riverside Drive            Company and Executive Vice President of the
 Burbank, CA 91505               parent company, Transamerica Corporation;
                                 Chairman of UniHealth; director of PacifiCare
 Phillip D. Matthews............ Chairman of the Board of Wolverine World
 Matthews, Mullaney & Company    Wide, Inc., a NYSE footwear company; Chairman
 70 South Lake Avenue, Suite 630 and part owner of Reliable Company; director
 Pasadena, CA 91101              of Bell Sports and Panda Management Company
 Richard L. Nolan............... MBA Class of 1942 Professor of Business
 Graduate School of Business     Administration at the Graduate School of
 Administration Harvard          Business Administration at Harvard
 University                      University; director of Xcellenet Inc.
 Baker West 181
 Soldiers Field
 Boston, MA 02163
 Delia M. Reyes................. President and Chief Executive Officer of
 Reyes Consulting Group          Reyes Consulting Group, a market research and
 14677 Midway Road, Suite 201    consulting firm
 Dallas, TX 75244

       NAME AND PRINCIPAL                   PRESENT OFFICE OR OTHER
        BUSINESS ADDRESS               PRINCIPAL OCCUPATION OR EMPLOYMENT
       ------------------              ----------------------------------
 Charles R. Rinehart............ Chairman of the Board and Chief Executive
 4900 Rivergrade Road            Officer of Ahmanson; Chairman of the Board
 Irwindale, CA 91706             and Chief Executive Officer of Home Savings
                                 of America, FSB
 Frank M. Sanchez............... Owner and operator of eight McDonald's
 5234 Via San Delano #1          franchises; director of the Los Angeles
 Los Angeles, CA 90022           Chamber of Commerce, the Los Angeles Amateur
                                 Athletic Foundation, and California State
                                 University at Los Angeles foundation
 Elizabeth A. Sanders........... Business consultant; director of Flagstar
 P.O. Box 14                     Companies Inc., Wal-Mart Stores, Inc. and
 Sutter Creek, CA 95685          Wolverine World Wide, Inc.
 Arthur W. Schmutz.............. Retired partner of Gibson, Dunn & Crutcher
 Gibson, Dunn & Crutcher LLP     LLP, a law firm; director of Ducommun
 333 South Grand Avenue, Suite   Incorporated
 4550
 Los Angeles, CA 90071
 William D. Schulte............. Retired Vice Chairman of KPMG Peat Marwick
 KPMG Peat Marwick LLP           LLP, a firm of independent certified public
 725 South Figueroa Street,      accountants; director of Santa Anita
 Suite 2900                      Operating Company, Santa Anita Realty
 Los Angeles, CA 90017           Enterprises, Inc. and Vastar Resources, Inc.
 Bruce G. Willison.............. President and Chief Operating Officer of
 4900 Rivergrade Road            Ahmanson and Home Savings of America, FSB
 Irwindale, CA 91706
 Kevin M. Twomey................ Senior Executive Vice President and Chief
 4900 Rivergrade Road            Financial Officer of Ahmanson and Vice
 Irwindale, CA 91706             Chairman and Chief Financial Officer of Home
                                 Savings of America, FSB
 Madeleine A. Kleiner........... Senior Executive Vice President, Chief
 4900 Rivergrade Road            Administrative Officer, General Counsel and
 Irwindale, CA 91706             Secretary of Ahmanson and Senior Executive
                                 Vice President, Chief Administrative Officer
                                 and General Counsel of Home Savings of
                                 America, FSB
 Anne-Drue M. Anderson.......... Executive Vice President and Treasurer of
 4900 Rivergrade Road            Ahmanson and Home Savings of America, FSB
 Irwindale, CA 91706
 E. Nancy Markle................ Executive Vice President of Ahmanson and Home
 4900 Rivergrade Road            Savings of America, FSB
 Irwindale, CA 91706
 George Miranda................. First Vice President and Principal Accounting
 4900 Rivergrade Road            Officer of Ahmanson and Home Savings of
 Irwindale, CA 91706             America, FSB
 Stephen Swartz................. Senior Vice President and Director of
 4900 Rivergrade Road            Investor Relations of Ahmanson
 Irwindale, CA 91706

         NAME AND PRINCIPAL                PRESENT OFFICE OR OTHER
          BUSINESS ADDRESS            PRINCIPAL OCCUPATION OR EMPLOYMENT
         ------------------           ----------------------------------
 Eric Warmstein...................  Senior Vice President and Director of
 4900 Rivergrade Road               Corporate Development of Ahmanson
 Irwindale, CA 91706
 H. Rodgin Cohen..................  Partner, Sullivan & Cromwell
 125 Broad Street
 New York, NY 10004
 Credit Suisse First Boston
 Corporation
 11 Madison Avenue
 New York, NY 10010
  Michael E. Martin...............  Managing Director
  Oliver P. Sarkozy...............  Director
  Eric 24 Clark...................  Associate
 Credit Suisse First Boston
 Corporation
 333 Grand Avenue, Suite 2200
 Los Angeles, CA 90071
  Mark S. Maron...................  Managing Director
  Andrew C. Rosenburgh............  Vice President
  Brian J. Cullen.................  Analyst
 Montgomery Securities
 600 Montgomery Street
 San Francisco, CA 94111
  Dick Fredericks.................  Senior Managing Director
  Alan Rothenberg.................  Senior Consultant
  Robert Huret....................  Senior Consultant
  William Pan.....................  Associate

                                  SCHEDULE II

               SHARES OF GWF COMMON STOCK HELD BY AHMANSON, ITS
          DIRECTORS AND EXECUTIVE OFFICERS AND CERTAIN EMPLOYEES AND
        OTHER REPRESENTATIVES OF AHMANSON WHO MAY ALSO SOLICIT PROXIES,
             AND CERTAIN TRANSACTIONS BETWEEN ANY OF THEM AND GWF

  As of May 27, 1997, Ahmanson is the beneficial owner of 3,560,500 shares of GWF Common Stock. In the two years prior to the date of this Proxy Statement, Ahmanson has made the following purchases of GWF Common Stock:

      February 15, 1997........................................       100 shares
      February 18, 1997........................................       100 shares
      March 7, 1997............................................    60,000 shares
      March 10, 1997...........................................   127,800 shares
      March 11, 1997...........................................    78,700 shares
      March 12, 1997...........................................   233,300 shares
      March 13, 1997........................................... 1,257,800 shares
      March 13, 1997...........................................   587,000 shares
      March 26, 1997...........................................   439,300 shares
      March 27, 1997...........................................   350,000 shares
      April 21, 1997...........................................    92,700 shares
      April 22, 1997...........................................   117,800 shares
      April 23, 1997...........................................    76,000 shares
      April 24, 1997...........................................    59,500 shares
      April 25, 1997...........................................    70,400 shares
      April 28, 1997...........................................    10,000 shares

  Ahmanson sold no shares of GWF Common Stock during such period. No part of the purchase price or market value of any of the shares described in this paragraph was represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such shares. However, Ahmanson issued an aggregate of $180 million of its Medium Term Notes in March 1997, the proceeds of which were used, in part, to replenish working capital deployed in Ahmanson's purchases of GWF Common Stock. Ahmanson does not beneficially own any other shares of GWF Common Stock. Other than Mr. Gelber, who owns 332 shares of GWF Common Stock (purchased on July 23, 1996), none of the Ahmanson Nominees is the beneficial owner of any GWF Common Stock.

  Each of CSFB and Montgomery Securities engages in a full range of investment banking, securities trading, market-making and brokerage services for institutional and individual clients. In the normal course of their business, CSFB and Montgomery Securities may trade securities of GWF for their own account and the accounts of their customers and, accordingly, may at any time hold a long or short position in such securities. As of May 27, 1997, CSFB held a net long position of 13,152 shares and Montgomery Securities held no shares of GWF Common Stock. Additionally, in the normal course of their business, CSFB and Montgomery Securities finance their securities positions by bank and other borrowings and repurchase and securities borrowing transactions. To the knowledge of Ahmanson, none of such borrowings were intended specifically for the purpose of purchasing securities of GWF. Neither CSFB nor Montgomery Securities admit that they or any of their directors, officers, employees or affiliates are a "participant," as defined in Schedule 14A promulgated under the Exchange Act by the Commission, in the solicitation to which this Proxy Statement relates or that such Schedule 14A requires the disclosure in this Proxy Statement of certain information concerning CSFB and Montgomery Securities.

  In addition to the fees to be received by CSFB and Montgomery Securities in connection with their engagement as financial advisors to Ahmanson described in this Proxy Statement, CSFB has rendered various investment banking and financial advisory services for Ahmanson for which it has received customary compensation.

  Except as disclosed in this Proxy Statement, none of Ahmanson, the directors or executive officers of Ahmanson or the employees or other representatives of Ahmanson named in Schedule I owns any securities of GWF or any subsidiary of GWF, beneficially or of record, has purchased or sold any such securities within the past two years or is or was within the past year a party to any contract, arrangement or understanding with any person with respect to such securities. Except as disclosed in this Proxy Statement, to the best knowledge of Ahmanson, its directors or executive officers and the employees and other representatives of Ahmanson named in Schedule I, none of their associates beneficially owns, directly or indirectly, any securities of GWF.

  Except as disclosed in this Proxy Statement, none of Ahmanson, its directors or executive officers of Ahmanson or the employees or other representatives of Ahmanson named in Schedule I, or, to their best knowledge, their associates has any arrangement or understanding with any person (1) with respect to any future employment by GWF or its affiliates or (2) with respect to future transactions to which GWF or any of its affiliates will or may be a party, nor any material interest, direct or indirect, in any transaction that has occurred since January 1, 1996 or any currently proposed transaction, or series of similar transactions, in which GWF or any of its affiliates was or is to be a party and in which the amount involved exceeds $60,000. Certain directors and executive officers of Ahmanson and/or its associates may also be directors or officers of other companies and organizations that have engaged in transactions with Ahmanson or its subsidiaries in the ordinary course of business since January 1, 1996, but Ahmanson believes that the interest of such persons in such transactions is not of material significance.

                                 SCHEDULE III

                             SHARES OF GWF HELD BY
               DIRECTORS, EXECUTIVE OFFICERS AND NOMINEES OF GWF

  The following table sets forth as of March 31, 1997 the number of shares of GWF Common Stock beneficially owned by each director, nominee, the chief executive officer and each of the four other most highly compensated executive officers of GWF. The information contained in the table is derived from information contained in GWF's Proxy Statement for the Annual Meeting dated May 12, 1997 and Form 10-K/A dated May 9, 1997.

                                                AMOUNT AND NATURE OF PERCENT OF
                                                BENEFICIAL OWNERSHIP OUTSTANDING
                                                     OF SHARES         COMMON
           NAME OF BENEFICIAL OWNER               OF COMMON STOCK       STOCK
           ------------------------             -------------------- -----------
David Alexander................................        22,675(2)          (1)
H. Frederick Christie..........................        26,250(2)          (1)
Charles D. Miller..............................        30,460(3)          (1)
Stephen E. Frank...............................        10,750(4)          (1)
Firmin A. Gryp.................................       103,644(2)(5)       (1)
Enrique Hernandez, Jr..........................         9,250(4)          (1)
James F. Montgomery............................       680,488(6)          (1)
Alberta E. Siegel..............................        25,000(2)          (1)
Willis B. Wood, Jr.............................        16,750(7)          (1)
John V. Giovenco...............................        41,250(2)          (1)
Bradford M. Freeman............................        20,000             (1)
John F. Maher..................................       611,762(8)          (1)
J. Lance Erikson...............................       119,959(9)          (1)
Carl F. Geuther................................       220,350(10)         (1)
Michael M. Pappas..............................       249,525(11)         (1)
A. William Schenck, III........................        68,288(12)         (1)

--------
(1) Certain executive officers and directors share with their spouses voting and investment powers with respect to these shares. The percentage of shares beneficially owned by any executive officer or director does not exceed one percent of the GWF Common Stock.
(2) Includes 21,250 shares subject to options granted to this Director under the 1988 Stock Option and Incentive Plan (the "1988 Incentive Plan") which are exercisable within 60 days of May 9, 1997.
(3) Includes 18,750 shares subject to options granted to this Director under the 1988 Incentive Plan which are exercisable within 60 days of May 9, 1997.
(4) Includes 8,750 shares subject to options granted to this Director under the 1988 Incentive Plan which are exercisable within 60 days of May 9, 1997.
(5) Includes 112 shares held by the Trustee under the Employee Savings Incentive Plan.
(6) Includes 570,600 shares subject to options exercisable within 60 days of May 9, 1997 and 945 shares held by the Trustee under the Employee Savings Incentive Plan.
(7) Includes 16,250 shares subject to options granted this Director under the 1988 Incentive Plan which are exercisable within 60 days of May 9, 1997.
(8) Includes 396,137 shares subject to options exercisable within 60 days of May 9, 1997 and 25 shares held by the Trustee under the Employee Savings Incentive Plan.
(9) Includes 99,010 shares subject to options exercisable within 60 days of May 9, 1997 and 112 shares held by the Trustee under the Employee Savings Incentive Plan.
(10) Includes 179,845 shares subject to options exercisable within 60 days of May 9, 1997.
(11) Includes 172,500 shares subject to options exercisable within 60 days of May 9, 1997.
(12) Includes 49,762 shares subject to options exercisable within 60 days of May 9, 1997.

                                     III-1

       PRELIMINARY COPY--SUBJECT TO COMPLETION, DATED MAY 28, 1997

                        [FORM OF PROXY CARD--PINK]

                      GREAT WESTERN FINANCIAL CORPORATION

                  PROXY SOLICITED BY H. F. AHMANSON & COMPANY
            FOR GREAT WESTERN FINANCIAL CORPORATION SPECIAL MEETING

  The undersigned, a holder of record of shares of common stock, par value $1.00 per share ("Common Stock"), of Great Western Financial Corporation ("GWF") acknowledges receipt of the Proxy Statement of H. F. Ahmanson &
Company ("Ahmanson") dated May   , 1997, and the undersigned revokes all prior
proxies delivered in connection with the GWF Special Meeting to approve the GWF/WaMu merger agreement and appoints Daniel H. Burch, John K. Kelly and Lawrence E. Dennedy, or each of them, with full power of substitution, proxies for the undersigned to vote all shares of Common Stock of GWF which the undersigned would be entitled to vote at the Special Meeting of Stockholders and any adjournments, postponements or reschedulings thereof, and instructs said proxies to vote as follows:

1. To approve and adopt the Agreement and Plan of Merger, dated as of March 5, 1997, by and among Washington Mutual, Inc., New American Capital, Inc., a wholly owned subsidiary of Washington Mutual, Inc., and Great Western Financial Corporation and the transactions contemplated thereby.

                        [_] AGAINST [_] FOR [_] ABSTAIN

  IN THEIR DISCRETION, THE PROXIES ARE AUTHORIZED TO VOTE UPON SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE SPECIAL MEETING OR ANY ADJOURNMENTS, POSTPONEMENTS OR RESCHEDULINGS THEREOF ON BEHALF OF THE UNDERSIGNED.

  THIS PROXY WILL BE VOTED IN ACCORDANCE WITH THE SPECIFICATIONS MADE. IF NO SPECIFICATIONS ARE MADE, THIS PROXY WILL REVOKE ANY PRIOR PROXY DELIVERED IN CONNECTION WITH THE GWF/WAMU MERGER AGREEMENT REFERRED TO IN (1) ABOVE PROVIDED YOU HAVE SIGNED AND DATED THIS PROXY CARD.

                                          Dated: ________________________, 1997

                                          -------------------------------------

                                              Signature of Stockholder

                                          -------------------------------------

                                           Title of Authorized Signatory

                                          -------------------------------------
                                            Signature of Stockholder (if held
                                                         jointly)

                                          Please sign exactly as your name or
                                          names appear hereon. If shares are
                                          held jointly, each stockholder
                                          should sign. When signing as
                                          attorney, executor, administrator,
                                          trustee or guardian, please give
                                          full title as such. If a
                                          corporation, please sign in full
                                          corporate name by president or
                                          authorized officers. If a
                                          partnership, please sign in
                                          partnership name by authorized
                                          person.

PLEASE MARK, SIGN, DATE AND MAIL THIS PROXY CARD PROMPTLY, USING THE ENCLOSED POSTAGE-PAID ENVELOPE.